PATRICK J. DOOLEY

+1 212.872.1080/fax: +1 212.407.3280

pdooley@akingump.com

July 10, 2013

Alexandra M. Ledbetter

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Health Management Associates, Inc.

Preliminary Consent Statement on Schedule 14A

File No. 1-11141

Dear Ms. Ledbetter:

This letter responds to telephone conversations with the Staff on July 8 and July 9, 2013 relating to the above-referenced matter.

In connection with those discussions, please find revised pages to the Consent Solicitation in response to matters discussed in such telephone conversations. In addition, as discussed, Glenview will update slides 6, 7, 16 and 30 in the slide presentation to specify explicitly that the total shareholder return analysis assumes dividends are reinvested in the security.

Sincerely,

/s/ Patrick J. Dooley

Patrick J. Dooley

cc:	Mark Horowitz

Glenview Capital Management, LLC

Gerald Brant

Akin Gump Strauss Hauer & Feld LLP

SCHEDULE 14A

Consent Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant  ☐                              Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☒	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Consent Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

Health Management Associates, Inc.

(Name of Registrant as Specified In Its Charter)

Glenview Capital Partners, L.P.

Glenview Capital Master Fund, Ltd.

Glenview Institutional Partners, L.P.

Glenview Offshore Opportunity Master Fund, Ltd.

Glenview Capital Opportunity Fund, L.P.

Glenview Capital Management, LLC

Larry Robbins

Mary Taylor Behrens

Steven Epstein

Kirk Gorman

Stephen Guillard

Earl Holland

John McCarty

JoAnn Reed

Steven Shulman

Peter Urbanowicz

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:

PRELIMINARY CONSENT STATEMENT—SUBJECT TO COMPLETION DATED JULY 5, 2013

HEALTH MANAGEMENT ASSOCIATES, INC.

CONSENT STATEMENT

OF

GLENVIEW CAPITAL PARTNERS, L.P.

GLENVIEW CAPITAL MASTER FUND, LTD.

GLENVIEW INSTITUTIONAL PARTNERS, L.P.

GLENVIEW OFFSHORE OPPORTUNITY MASTER

FUND, LTD. AND

GLENVIEW CAPITAL OPPORTUNITY FUND, L.P.

MARY TAYLOR BEHRENS

STEVEN EPSTEIN

KIRK GORMAN

STEPHEN GUILLARD

EARL HOLLAND

JOHN MCCARTY

JOANN REED

STEVEN SHULMAN

PETER URBANOWICZ

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD CONSENT CARD TODAY

This Consent Statement and the enclosed GOLD consent card are being furnished by Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”) and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund” and collectively, the “Glenview Funds”), Glenview Capital Management, LLC, a Delaware limited liability company and the investment manager to the Glenview Funds (“Glenview Capital Management”), Larry Robbins, a United States citizen and the Chief Executive Officer of Glenview Capital Management (“Mr. Robbins” and together with the Glenview Funds and Glenview Capital Management, “Glenview,” “we” or “us”), and our nominees listed below, in connection with our solicitation of written consents (this “Consent Solicitation”) from you, holders of shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Health Management Associates, Inc., a Delaware corporation (the “Issuer” or the “Company”). The mailing address of the principal executive offices of the Issuer is 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710. This Consent Solicitation is not being made by the Company. This Consent Statement and GOLD consent card are first being sent or given to the stockholders of the Issuer on or about [            ], 2013.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. All actions by written consent of stockholders (including the Proposals (as defined below)) require the affirmative consent of the holders of record having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present. Under the governing documents of the Company, each of the Proposals requires the affirmative vote of the holders of more than 50% of the issued and outstanding shares of Common Stock of the Company entitled to vote. As a result, consents representing a majority of the issued and outstanding shares of Common Stock must be received in order to adopt each of the Proposals.

We are soliciting written consents from the holders of shares of Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and collectively, the “Proposals”) in lieu of a special meeting of stockholders, in accordance with Delaware law:

Proposal No. 1 – Repeal any amendment or modification by the Company’s Board of Directors (the “Board”) of the Amended and Restated Bylaws of the Company (the “Bylaws”) filed with the Securities and

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The solicitation is being made by Glenview and the nine Nominees. Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

As of the date of this filing, Glenview Capital Management, as the investment manager to the Glenview Funds, and Mr. Robbins, as the Chief Executive Officer of Glenview Capital Management, are beneficial owners of an aggregate of 37,757,583 shares of Common Stock, constituting approximately 14.56% of the currently outstanding shares of Common Stock. The shares of Common Stock are held for the following accounts: (A) 1,410,233 shares held for the account of Glenview Capital Partners; (B) 14,923,990 shares held for the account of Glenview Capital Master Fund; (C) 6,594,173 shares held for the account of Glenview Institutional Partners; (D) 9,344,013 shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 5,485,174 shares held for the account of Glenview Capital Opportunity Fund.

For additional information on the Participants, please see the section titled “INFORMATION ON THE PARTICIPANTS” starting on page 10 of this Consent Statement.

WHAT ARE WE ASKING THAT THE STOCKHOLDERS CONSENT TO?

We are asking you to consent to six corporate actions. The first Proposal seeks to repeal any amendment or modification by the Board of the Current Bylaws made after December 7, 2010 and on or prior to the effectiveness of this Consent Solicitation.

The second Proposal seeks to amend Section 6 of Article II of the Bylaws as set forth in Annex II hereto to expressly provide that the advance notice and information requirements associated with nominations of directors to the Board only apply to nominations of directors for election at an annual meeting, and, as such, not in connection with the election of directors through action by written consent or at a special meeting.

The third Proposal seeks to amend Section 2 of Article III of the Bylaws as set forth in Annex III hereto to expressly provide that vacancies on the Board may be filled by the stockholders and those vacancies resulting from a removal of directors by the stockholders shall be filled only by the stockholders.

The fourth Proposal seeks to remove all of the current members of the Board and each member of the Board, if any, appointed by the Board (or any committee thereof) to fill any newly-created directorship since June 24, 2013 and immediately prior to the effectiveness of these Proposals.

The fifth Proposal seeks to fill up to nine vacancies on the Board resulting from the fourth Proposal with the Nominees.

The sixth Proposal seeks to set the size of the Board to the number of directors sitting on the Board following the action pursuant to this Consent Solicitation on the fourth and fifth Proposals in order to eliminate any vacancies on the Board, subject to future change in accordance with the Bylaws.

INFORMATION ON THE PARTICIPANTS

This Consent Solicitation is being made by Glenview Capital Partners, a Delaware limited partnership, Glenview Capital Master Fund, a Cayman Islands exempted company, Glenview Institutional Partners, a Delaware limited partnership, Glenview Offshore Opportunity Master Fund, a Cayman Islands exempted company, Glenview Capital Opportunity Fund, a Delaware limited partnership, Glenview Capital Management, a Delaware limited liability company and the investment manager to the Glenview Funds, ~~and~~ Mr. Robbins, a United States citizen and the Chief Executive Officer of Glenview Capital Management, and each of the Nominees.

The principal business of Glenview Capital Management is to serve as investment manager to each of the Glenview Funds, the principal business of each of which is to invest in securities and other financial instruments. The primary business of Mr. Robbins is investment management. The principal business of each Nominee is disclosed in the section titled “PROPOSAL 5 – ELECTION OF DIRECTORS” on starting on page 19.

The principal business address of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Opportunity Fund, Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153. The principal business address of Glenview Capital Master Fund and Glenview Offshore Opportunity Master Fund is c/o State Street (Cayman) Trust, Limited, P.O. Box 896GT, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands. The principal business address of each Nominee is disclosed in the section titled “PROPOSAL 5 – ELECTION OF DIRECTORS” on starting on page 19.

As of the date of this filing, (i) Glenview Capital Partners holds 1,410,233 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock; (ii) Glenview Capital Master Fund holds 14,923,990 shares of Common Stock, or approximately 5.8% of the outstanding shares of Common Stock; (iii) Glenview Institutional Partners holds 6,594,173 shares of Common Stock, or approximately 2.5% of the outstanding shares of Common Stock; (iv) Glenview Offshore Opportunity Master Fund holds 9,344,013 shares of Common Stock, or approximately 3.6% of the outstanding shares of Common Stock; (v) Glenview Capital Opportunity Fund holds 5,485,174 shares of Common, or approximately 2.1% of the outstanding shares of Common Stock; (vi) Glenview Capital Management, as the investment manager to the Glenview Funds, may be deemed the beneficial owner (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)) of the 37,757,583 shares of Common Stock owned by the Glenview Funds or approximately 14.56% of the outstanding shares of Common Stock; and (vii) Mr. Robbins, as the Chief Executive Officer of Glenview Capital Management, may be deemed the beneficial owner of the 37,757,583 shares of Common Stock owned by the Glenview Funds or approximately 14.56% of the outstanding shares of Common Stock. Please see Annex I for all transactions in the Common Stock effectuated by the Participants during the past two years. A managing director of Glenview Capital Management personally holds 30,000 shares of Common Stock over which Glenview has no beneficial ownership.

The Common Stock beneficially held by Glenview may be held in margin accounts (the “Margin Accounts”), which may extend margin credit to Glenview from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the Margin Accounts are pledged as collateral security for the repayment of debit balances in the Margin Accounts. Because other securities are held in the Margin Accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock owned by Glenview. As of the date of this Consent Statement, Glenview has not pledged any Common Stock as collateral security for the repayment of debit balances in the Margin Accounts.

Information on each Nominee is disclosed in the section titled “PROPOSAL 5 – ELECTION OF DIRECTORS” starting on page 19 of this Consent Statement.

Except as set forth in this section, the section titled “PROPOSAL 5 – ELECTION OF DIRECTORS” starting on page 19 of this Consent Statement and the trading in securities of the Company set forth in Annex I, (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this Consent Solicitation is being made by Glenview. Consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Glenview will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. Glenview has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Glenview will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

Glenview has retained Okapi Partners LLC (“Okapi”) to provide solicitation and advisory services in connection with this solicitation. Okapi will receive a fee not to exceed $450,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by Glenview against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Okapi will employ approximately 40 persons to solicit the Issuer’s stockholders as part of this solicitation. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Consent Solicitation. In addition, certain employees of Glenview Capital Management may solicit consents as part of their duties in the normal course of their employment without any additional compensation.

Glenview Capital Management has engaged UBS Investment Bank (“UBS”) to act as financial advisor in connection with this Consent Solicitation. UBS will be paid a fee in connection with its engagement. UBS will also be reimbursed for its reasonable out-of-pocket expenses. We have also agreed to indemnify UBS against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. UBS does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Consent Solicitation.

Glenview Capital Management has entered into a consulting arrangement with ~~Alverez~~Alvarez & Marsal, Healthcare Industry Group LLC (“Alvarez & Marsal”) pursuant to which ~~Alverez~~Alvarez & Marsal has agreed to provide consulting and advisory services in connection with Glenview’s interests in and shareholder efforts with respect to the Company. Alvarez & Marsal will receive an hourly fee for work done, the aggregate of which is currently anticipated not to exceed $900,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by Glenview Capital Management against certain liabilities and expenses. Alvarez & Marsal will not directly solicit consents but may provide information to or at the request of Glenview which is communicated by Glenview in connection with its solicitation of consents. Mr. Urbanowicz, one of the Nominees, is a Managing Director of ~~Alverez~~ &Alvarez & Marsal, involved with the provision of consulting services and will indirectly share in a portion of the fees paid to Alvarez and Marsal. This consulting arrangement is independent of Mr. Urbanowicz’s role as a Nominee, and we do not believe that any of ~~Alverez~~Alvarez & Marsal’s directors, officers, employees, affiliates or controlling persons, if any, will be a participant in this Consent Solicitation other than Mr. Urbanowicz in connection with his role as a Nominee.

Our estimate of the total maximum cost to be incurred in connection with this Consent Solicitation (excluding litigation costs, if any) is $[            ]. To date, approximately $1,990,950 of expenses have been incurred in connection with this Consent Solicitation. Glenview will bear the costs of this Consent Solicitation. To the extent legally permissible, if successful in the adoption of Proposal 4 in whole or in part, we currently intend to seek reimbursement from the Company for Glenview’s costs and expenses in connection of this Consent Solicitation. We do not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

Important Notice Regarding the Availability of this Consent Statement

This Consent Statement and all other solicitation materials in connection with this Consent Solicitation are available on the Internet, free of charge, at www.revitalizehma.com.

Information Concerning the Issuer

Stockholders are referred to the Proxy Statement with respect to certain disclosure relating to the Company that this Consent Statement has omitted. This information, as may be updated by the Company, is required to be included in the Company’s consent revocation statement. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2014 Annual Meeting and for consideration for inclusion in the proxy materials for that meeting. Except as otherwise noted herein, the information in this Consent Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

Conclusion

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed GOLD consent card today.

Thank you for your support,

GLENVIEW CAPITAL PARTNERS, L.P.

GLENVIEW CAPITAL MASTER FUND, LTD.

GLENVIEW INSTITUTIONAL PARTNERS, L.P.

GLENVIEW OFFSHORE OPPORTUNITY MASTER FUND, LTD.

GLENVIEW CAPITAL OPPORTUNITY FUND, L.P.

GLENVIEW CAPITAL MANAGEMENT, LLC

LARRY ROBBINS

MARY TAYLOR BEHRENS

STEVEN EPSTEIN

KIRK GORMAN

STEPHEN GUILLARD

EARL HOLLAND

JOHN MCCARTY

JOANN REED

STEVEN SHULMAN

PETER URBANOWICZ

July 5, 2013

[FORM OF CONSENT CARD]

CONSENT OF STOCKHOLDERS OF HEALTH MANAGEMENT ASSOCIATES, INC. TO TAKE

ACTION

WITHOUT A MEETING:

THIS CONSENT SOLICITATION IS BEING MADE BY GLENVIEW CAPITAL PARTNERS, L.P., GLENVIEW CAPITAL MASTER FUND, LTD., GLENVIEW INSTITUTIONAL PARTNERS, L.P., GLENVIEW OFFSHORE OPPORTUNITY MASTER FUND, LTD., GLENVIEW CAPITAL OPPORTUNITY FUND, L.P., GLENVIEW CAPITAL MANAGEMENT, LLC AND LARRY ROBBINS (COLLECTIVELY, “GLENVIEW”), TOGETHER WITH MARY TAYLOR BEHRENS, STEVEN EPSTEIN, KIRK GORMAN, STEPHEN GUILLARD, EARL HOLLAND, JOHN MCCARTY, JOANN REED, STEVEN SHULMAN, PETER URBANOWICZ (COLLECTIVELY, THE “NOMINEES”). THIS SOLICITATION IS BEING MADE BY GLENVIEW AND THE NOMINEES AND NOT ON BEHALF OF THE COMPANY OR THE BOARD OF DIRECTORS OF THE COMPANY.

Unless otherwise indicated below, the undersigned, a stockholder of record of Health Management Associates, Inc. (the “Company”) as of [            ], 2013, hereby consents pursuant to Section 228 of the General Corporation Law of the State of Delaware with respect to all shares of Class A Common Stock of the Company, par value $0.01 per share (the “Shares”), held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY DIRECTOR, OR THE ELECTION OF ANY DIRECTOR, WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. GLENVIEW RECOMMENDS THAT YOU CONSENT TO PROPOSALS NO. 1, 2, 3, 4, 5 AND 6.

1.	The repeal of any amendment or modification by the Board of Directors of the Company (the “Board”) of the Company’s Amended and Restated Bylaws filed with the SEC on December 7, 2010 made after December 7, 2010 and on or prior to the effectiveness of this Consent Solicitation.

Consent                     Withhold Consent                     Abstain

2.	The amendment of Section 6 of Article II the Company’s Amended and Restated Bylaws as set forth in Annex II to the Consent Statement on Schedule 14A filed by Glenview to expressly provide that the advance notice and information requirements associated with nominations of directors to the Board of Directors do not apply to the election of directors through action by written consent or at a special meeting.

Consent                         Withhold Consent                     Abstain

3.	The amendment of Section 2 of Article III the Company’s Amended and Restated Bylaws as set forth in Annex III to the Consent Statement on Schedule 14A filed by Glenview to expressly provide that any vacancies on the Board may be filled by the stockholders and those vacancies resulting from a removal of directors by the stockholders shall be filled only by the stockholders.

C-1